Exhibit 99.1

06/03/2024

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Nisun International Enterprise Development Group Co., Ltd

File No. 001-37829

Dear Sir or Madam:

We have read Form 6-K dated June 1st, 2024 of Nisun International Enterprise Development Group Co., Ltd (“Registrant”) and do not disagree with the statements contained therein as it pertains to our firm.

We have no basis to agree or disagree with any other statements of the Registrant contained in Form 6-K.

Sincerely,

New York, NY